W. Scott Lawler
Attorney at Law

3550 N. Central Ave., Suite 1025
Phoenix, AZ 85012
Telephone: 602-466-3666

     W. Scott Lawler, Esq.
 Admitted in Arizona and California

June 24, 2011

Via EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           FEC Resources Inc. – Form S-8 Post Effective Amendment

Ladies and Gentlemen:

On June 13, 2011, our client, FEC Resources Inc. (CIK #0000849997), filed a post-effective amendment to the Registration Statement on Form S-8 (No. 333-97335).

When this filing was made, it was incorrectly tagged as “POS AM” filing.  On behalf of FEC Resources Inc., we respectfully request that you withdrawal this filing so that the post-effective amendment may be re-filed with the correct tag type “S-8 POS.”

If you have any questions regarding this matter or require additional information, please feel free to contact me at 602-466-3666.

Sincerely,

/s/ W. SCOTT LAWLER
W. Scott Lawler, Esq.